Mail Stop 6010

April 9, 2007

Michael D. Dale
President and Chief Executive Officer
ATS Medical, Inc.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447

> **Re:    ATS Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2007**
> **File No. 333-141666**

Dear Mr. Dale:

We have limited our review of your filing to the issue we have addressed in our comment.  Where indicated, we think you should revise your filing in response to our comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Documents by Reference, page 18

> We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you intend to file in connection with your 2007 annual meeting of shareholders.  Please ensure that you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

* * *

If necessary, please amend your registration statement in response to our comment. Please furnish a cover letter that keys your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Michael D. Dale
ATS Medical, Inc.
April 9, 2007
Page 3

       Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with questions regarding our comments.

                                        Sincerely,


                                        Peggy Fisher
                                        Assistant Director


cc:      Timothy S. Hearn, Esq. (via fax)